Exhibit 99.2

PRESS RELEASE

Brazil: TotalEnergies Announces Oil Discovery
in the Sépia Area

Paris, October 31, 2022 – TotalEnergies announces an oil discovery by the Pedunculo well, located in the north-west of the Sépia oil field, approximately 250 km off the coast of Rio de Janeiro, Brazil.

This discovery lies within the Sépia Coparticipated Area, which covers the Sépia Transfer of Rights (ToR) contract (Petrobras, 100%) and the Sepia ToR Surplus Production Sharing Contract awarded in December 2021 to Petrobras (30%), TotalEnergies (28%), QatarEnergy (21%) and Petronas (21%), with Pre-Sal Petróleo S.A. (PPSA) as manager.

The Sépia Co-participated Area is operated by Petrobras, with a stake of 51.9%. TotalEnergies holds 19.2% net interest, alongside QatarEnergy (14.4%) and Petronas (14.4%). The Sépia shared reservoir is currently producing 170,000 barrels of oil per day.

“This is excellent news, just a few months after concluding our entry into the world-class Sépia field in Brazil, where we are already benefitting from the production performance from the first FPSO," said David Mendelson, Senior Vice President, Americas at TotalEnergies Exploration & Production. “The resources confirmed by the Pedunculo well appear to exceed pre-drill expectations and add to the potential for future development of the area. Thanks to their exceptional productivity and the innovative technologies used in their developments, these resources fully fit in TotalEnergies’ low-cost, low-emission oil portfolio.”

The well was drilled at a water depth of approximately 2,200 meters. The net thickness of the well’s oil column is one of the highest ever recorded in Brazil. Operations to characterize the reservoir and measure the extent of the discovery are ongoing.

***

About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for over 40 years, and now employs more than 3,000 people across its business segments, covering activities in exploration and production, gas, renewable energies, lubricants, chemicals, and distribution.

TotalEnergies’ Exploration & Production portfolio currently includes eight assets, of which three are operated. In 2021, the Company’s production in the country averaged 49,000 barrels of oil equivalent per day. This figure is expected to exceed 100,000 in 2022.

In 2017, TotalEnergies and Petrobras formed a Strategic Alliance in exploration and production, and gas, renewables and power activities. The Alliance allows the two companies to implement R&D projects in fields such as artificial intelligence, to generate efficiency gains, with direct applications in Brazil.

In December 2018, TotalEnergies entered Brazil’s fuel distribution market with the acquisition of Grupo Zema’s distribution activities, giving TotalEnergies a network of nearly 240 service stations, as well as several storage facilities for petroleum products and ethanol.

In December 2021, TotalEnergies, bidding in the Transfer of Rights Surplus round, was awarded two new non-operated Production Sharing Contracts on the Atapu Surplus (22.5%) and Sépia Surplus (28%) units, which were signed in late April 2022.

Through its subsidiary Total Eren, TotalEnergies is pursuing its growth in the Brazilian renewables sector, to build on its current capacity of 300 MW. In October 2022, TotalEnergies partnered with Brazil's leading renewable energy player Casa dos Ventos to jointly develop a 12 GW renewable energy portfolio.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).